Exhibit 99(a)
Supplement to Present Required Information in Searchable Format

FIVE-YEAR PERFORMANCE GRAPH
	2020	2021	2022	2023	2024	2025

GE	$100	$110	$98	$191	$316	$586
S&P 500	$100	$129	$105	$133	$166	$196
S&P Industrial	$100	$121	$114	$135	$158	$189